Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:
Name and Address of Company

Denison Mines Corp. (“Denison” or the “Company”)
1100 – 40 University Avenue
Toronto, ON M5J 1T1

Item 2:
Dates of Material Change

March 20, 2020

Item 3:
News Release

A news release announcing the material change was disseminated on March 20, 2020 through the facilities of CNW Group (Cision) and a copy has been filed under Denison’s profile on SEDAR.

Item 4:
Summary of Material Change

On March 20, 2020, Denison announced a temporary suspension of activities related to the environmental assessment (“EA”) for the Company’s 90% owned Wheeler River Uranium Project (“Wheeler River” or the “Project”) and other discretionary activities.

Item 5:
Full Description of Material Change
5.1 Full Description of Material Change
On March 20, 2020, Denison announced a temporary suspension of activities related to the EA for Wheeler River. An important element of the EA process is the completion of extensive in-person engagement and consultation activities with various interested parties and community groups. The decision to suspend the EA process and other discretionary activities is motivated by the significant social and economic disruption that has emerged as a result of the COVID-19 pandemic and the Company’s commitment to ensure employee safety, support public health efforts to limit transmission of COVID-19, and exercise prudent financial discipline.

The duration of the temporary suspension is unknown at this time. The Company intends to monitor the COVID-19 situation and will coordinate the resumption of the EA with the applicable regulators and interested parties. Further information will be provided as appropriate.

Background on the Project’s Environmental Assessment Process

The EA is a planning and decision-making tool, which involves predicting potential environmental effects throughout the project lifecycle (construction, operation, decommissioning and post-decommissioning) at the site, and within the local and regional assessment areas. During the first quarter of 2019, Denison submitted a Project Description to the Canadian Nuclear Safety Commission (“CNSC”) and a Technical Proposal to the Saskatchewan Ministry of Environment (”SK MOE”) to support the advancement of an In-Situ Recovery (“ISR”) uranium mine at Wheeler River. This work followed the release of the Pre-Feasibility Study (“PFS”) completed for Wheeler River in late 2018, considering the potential economic merit of developing the Phoenix deposit as an ISR operation and the Gryphon deposit as a conventional underground mining operation.

The Project Description and Technical Proposal were accepted in the second quarter of 2019, initiating the EA process for the Project in accordance with the requirements of both the Canadian Environmental Assessment Act, 2012 (”CEAA 2012”) and the Saskatchewan Environmental Assessment Act. In late December 2019, Denison received a Record of Decision from the CNSC on the scope of the factors to be taken into account for the Wheeler EA, which indicate that the EA will follow the CNSC's generic guidelines. Significant progress has been made in collecting environmental baseline data in previous years, and the current focus of EA related activities is split between engagement with interested parties and the completion of various environmental assessments and studies related to the predicted environmental effects of the Project.

The Company identified the EA process as a key element of the Project's critical path. Accordingly, Denison initiated various studies and assessments to support the preparation of the Project Environmental Impact Statement (“EIS”), following the decision to advance the Wheeler River project in late 2018 as announced on December 18, 2018. The decision to temporarily suspend the EA process is expected to impact the project development schedule outlined in the PFS for Wheeler River. Given the uncertainty associated with the duration of the suspension, the Company is not currently able to estimate the impact to schedule. Further information, including a revised development schedule, will be provided as appropriate.

Impact on Outlook for 2020

The Company announced its plans for 2020 in its annual MD&A for the year ended December 31, 2019 (the “2020 Outlook”). Those plans identified two discretionary work programs related to the advancement of Wheeler River: (1) the continuation of the EA and submission of a draft EIS to the Federal and Provincial regulators (approximately $7.0 million), and (2) the completion of further ISR field testing to support wellfield designs for a future Feasibility Study (approximately $6.6 million). Given the decision to suspend the EA, and the current economic disruption associated with COVID-19, these work programs are not currently expected to advance in 2020. Based on the 2020 Outlook, the Company intends to maintain its environmental and technical teams in 2020 and to selectively advance certain scopes of work, outside of the discretionary work programs, to position the Company to quickly resume project development activities in the future and minimize the impact to the project schedule.

5.2 Disclosure of Restructuring Transactions
Not applicable

Item 6:
Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7:

Omitted Information

Not applicable

Item 8:
Executive Officer

For further information, please contact David Cates, President & Chief Executive Officer, at (416) 979-1991 Ext. 362.

Item 9:
Date of Report

March 23, 2020

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this report constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this report contains forward-looking information pertaining to the following: the EA process, including its intended scope, objectives and timing; the results of the PFS and expectations with respect thereto (including potential for delays as a result of the temporary suspension of the EA and other discretionary programs and expenditures); evaluation and development plans and objectives generally and in Denison’s 2020 Outlook; and expectations regarding its joint venture ownership interests and the continuity of its agreements with its partners.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, if market conditions remain volatile and/or COVID-19 mitigation measures result in more social and economic disruptions, Denison may need to further re-assess its discretionary and non-discretionary expenditures and programs for 2020 and beyond, which could have significant impacts on Denison and/or the development of the Project. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 13, 2020 under the heading ‘Risk Factors’. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this report is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this report. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this report to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.